

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Matthew J. Fox
Chief Executive Officer
Benchmark Real Estate Investment Fund, LLC
3919 Remembrance Rd NW, Ste B
Grand Rapids, MI 49534

> **Re: Benchmark Real Estate Investment Fund, LLC**
> **Offering Statement on Form 1-A**
> **Filed March 15, 2024**
> **File No. 024-12410**

Dear Matthew J. Fox:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

General

1. We note that Article 19 of the operating agreement includes exclusive forum, mandatory arbitration and waiver of jury trial provisions. Please disclose the material terms of these provisions in your offering statement. Clearly describe any risks or other impacts on investors. Also, address their enforceability under applicable federal securities and Delaware law.

2. We note your disclosure related to West Michigan Private Capital Fund I, LLC including the disclosure regarding its business on page 23. Please provide the prior performance disclosure required by section 8 of Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas Antaki, Esq.